Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, MA 02110

September 26, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Risk Allocation Fund (to be known as Columbia Adaptive Risk Allocation Fund)

(the “Fund”)

Post-Effective Amendment No. 208

File No. 2-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461, Columbia Management Investment Distributors, Inc. (CMID), the principal underwriter of the Fund, requests that the effective date of the above-mentioned Amendment to the Registration Statement be accelerated and declared effective on October 1, 2014, or as soon as practicable thereafter, as originally requested orally. CMID is aware of its obligations under the Securities Act of 1933.

Sincerely,

Columbia Management Investment Distributors, Inc.

/s/ Michael E. DeFao

Michael E. DeFao

Vice President and Assistant Secretary